Exhibit (e)(32)

PROPOSAL 2 — INCENTIVE PLAN PROPOSAL

Our Board has approved the Hearst-Argyle Television, Inc. 2007 Long Term Incentive Compensation Plan (the “2007 Incentive Plan”) and is recommending the 2007 Incentive Plan for approval.

The terms of the 2007 Incentive Plan are substantially similar to the terms of our current 2004 Long Term Incentive Compensation Plan.  The following is a summary of certain material features of the 2007 Incentive Plan and is qualified in its entirety by reference to the full text of the 2007 Incentive Plan, which is set forth in the attached Exhibit A.  The effective date of the 2007 Incentive Plan is April 1, 2007, subject to approval by the stockholders.  Effective upon stockholder approval of the 2007 Incentive Plan, our Board has terminated the 2004 Long Term Incentive Compensation Plan with respect to the authorization to make any further awards under that Plan.

General

The purposes of the 2007 Incentive Plan are (i) to attract and retain the most talented available individuals as our key employees and non-employee directors and (ii) by providing equity-based incentives, to encourage those key employees and non-employee directors to contribute their maximum efforts to the success of our business, thereby serving our best interests and the best interests of our stockholders.  Under the plan, the Board may award various forms of incentive compensation, including incentive stock options, non-qualified stock options and restricted stock, to executive officers (five persons in 2006), Non-Employee Directors (nine persons in 2006) and other select employees (approximately 270 persons in 2006) of the Company and its parent and their subsidiaries.  Incentive stock options may not be awarded to non-management members of the Board of directors and may not be awarded to employees of our parent’s other subsidiaries.  The Board can delegate its authority under the 2007 Incentive Plan to the Compensation Committee of the Board (or a subcommittee thereof).

  The 2007 Incentive Plan provides for the grant of a maximum of 2,400,000 shares of Series A Common Stock, of which no more than 500,000 shares may be subject to awards of Restricted Stock.  The maximum aggregate number of shares of Common Stock that may be subject to Stock Options or that may be Restricted Stock awards granted to a participant under the 2007 Incentive Plan in any one year will not exceed 500,000 shares and 165,000 shares, respectively.

Stock Options

Our Board will determine the number of shares of Series A Common Stock subject to Stock Options to be granted to each participant.  Generally, Stock Options granted under the 2007 Incentive Plan will provide for the purchase of Series A Common Stock at prices not less than 100% of the fair market value thereof on the date the Stock Option is granted.   Each Stock Option will be exercisable after the periods specified in the applicable option agreement, but no Stock Option will be exercisable after the expiration of 10 years from the date of grant.  Each grant will specify the required periods of continuous service by the participant with the Company, its parent or their respective subsidiaries and/or the performance criteria to be achieved before the Stock Options will become exercisable, and any grant may provide for the earlier exercise of the Stock Option in the event of a Change of Control (as defined in the 2007 Incentive Plan) of the Company or other similar transaction or event.

The 2007 Incentive Plan also provides for the automatic annual award of non-qualified Stock Options covering a fixed number of shares of Series A Common Stock to each of our Non-Employee Directors (which are defined under the 2007 Incentive Plan to be those directors who are not full-time employees of the Company or its affiliates) for each year that he or she continues to serve as a director (see “Director Compensation” on page 32).

Restricted Stock

Our Board may issue awards of Restricted Stock to participants in the 2007 Incentive Plan, which will be subject to vesting periods and may be subject to performance-based criteria based upon: (1) a percentage of the consolidated pre-tax or after-tax earnings or earnings before interest, taxes, depreciation or amortization (“EBITDA”) of the Company, its parent or their respective subsidiaries, or of the separate pre-tax or after-tax earnings or EBITDA of particular subsidiaries or divisions of the Company, its parent or their respective subsidiaries,  (2) changes (or the absence of changes) in the market price of the Company’s common stock or (3) the extent to which the Company, its parent or their respective subsidiaries, divisions or other business units, or particular employees achieve targeted revenues, earnings, costs, broadcast cash flow, operating cash flow, return on assets, return on equity, return on capital or return on investment.  Targets may be in absolute amounts or relative to the performance of other companies or of an index.  Performance targets may relate to particular fiscal years or to periods which are longer or shorter than a single fiscal year.  Notwithstanding the foregoing, restricted stock can be granted on bases other than those set forth above in the case of any restricted stock for which an exception from the limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) is not being sought.  The 2007 Incentive Plan also provides for the automatic annual award of shares of Restricted Stock to each of our Non-Employee Directors for each year that he or she continues to serve as a director (see “Director Compensation” on page 32).

Federal Income Tax Consequences

The following summary of the federal income tax consequences of the 2007 Incentive Plan is not comprehensive and is based on current income tax laws, regulations and rulings.

Incentive Stock Options.  Subject to the effect of the alternative minimum tax, discussed below, an optionee generally does not recognize income on the grant of an incentive stock option.  If an optionee exercises an incentive stock option in accordance with the terms of the option and does not dispose of the shares so acquired within two years from the date of the grant of the option or within one year from the date of exercise, the optionee will not recognize any income by reason of the exercise and the Company will not be allowed any deduction by reason of the grant or exercise.  The optionee’s basis in the shares acquired upon exercise will be the amount paid upon exercise.  Provided the optionee holds the shares as a capital asset at the time of sale or other disposition of the shares, his gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss.  The amount of his gain or loss will be the difference between the amount realized on the disposition of the shares and his basis in the shares.

If an optionee disposes of the shares within two years from the date of grant of the incentive stock option or within one year from the date of exercise (an “Early Disposition”), the optionee will recognize ordinary income at the time of such Early Disposition of an amount equal to the excess, if any, of the lesser of (i) the amount realized on the Early Disposition or (ii) the fair market value of the shares on the date of exercise, over the optionee’s basis in the shares.  The Company will be entitled to a deduction in an amount equal to such income.  The excess, if any, of the amount realized on the Early Disposition of such shares over the fair market value of the shares on the date of exercise will be long-term or short-term capital gain, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of the Early Disposition.  If an optionee disposes of such shares for less than his basis in the shares, the difference between the amount realized and his basis will be a long-term or short-term capital loss, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of disposition.

The excess of the fair market value of the shares at the time the incentive stock option is exercised over the exercise price for the shares is included in the optionee’s alternative minimum taxable income for purposes of determining alternative minimum tax.

Non-Qualified Stock Options.  Non-qualified stock options do not qualify for the special tax treatment accorded to incentive stock options under the Code.  Although an optionee does not recognize ordinary income at the time of the grant of the non-qualified option, he recognizes ordinary income upon the exercise of a non-qualified option in an amount equal to the difference between the fair market value of the stock on the date of exercise of the non-qualified option and the amount of cash paid for the stock.

As a result of the optionee’s exercise of a non-qualified stock option, the Company generally will be entitled to deduct as compensation an amount equal to the amount of ordinary income recognized by the optionee.  The Company’s deduction will be taken in the taxable year in which the option is exercised.

Restricted Stock.  Generally, a participant will not be taxed on an award of Restricted Stock until the award becomes nonforfeitable or certain other restrictions lapse, unless the participant makes an election under Section 83(b) of the Code.  If the participant makes a valid election under Section 83(b), the participant will recognize ordinary income, and the Company will be entitled to a deduction, of an amount equal to the ordinary income recognized by the participant upon the grant.  The participant will generally recognize capital gain on any future appreciation upon a sale of such shares.

If a participant does not make an election under Section 83(b), on the date on which applicable restrictions lapse the participant will recognize ordinary income in an amount equal to the excess of (i) the fair market value of the shares on the date such restrictions lapse over (ii) the purchase price (if any) paid for the shares, and the Company generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant.  The amount recognized as income by the participant, whether in connection with an election under Section 83(b) or at the time of vesting, will be subject to the participant’s ordinary income tax rate, and will also be subject to all applicable tax withholdings requirements.

Limitation on Deduction.  Section 162(m) of the Code provides that no deduction will be allowed for certain remuneration with respect to a covered employee to the extent such remuneration exceeds $1 million.  Under regulations issued by the Internal Revenue Service, an employee is a covered employee if his compensation is required to be reported under Securities and Exchange Commission (“SEC”) disclosure rules and he is employed as of the last day of the taxable year.  Generally, compensation arising from stock options or restricted stock that is awarded by a committee comprised of non-employee directors is considered “qualified performance-based compensation” and exempt from the $1 million limit if the stockholders approve the terms of the relevant plan specifying the maximum number of shares that may be awarded to any participant over a specific time period and, (i) in the case of stock options, the option exercise price is no less than the fair market value on the date of grant and (ii) in the case of Restricted Stock, the awards are subject to appropriate performance criteria the achievement of which is certified by such committee.  The $1 million limitation is reduced by any remuneration subject to such limitation for which a deduction is disallowed under the “Change of Control” provisions set forth in the 2007 Incentive Plan.

Amendment and Termination

Our Board has the authority to amend or terminate the 2007 Incentive Plan at any time, except that no amendment will be effective if it adversely affects the rights of the holder of any outstanding Stock Option or Restricted Stock without the written consent of the holder affected and an amendment will also be subject to stockholder approval if required by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Code (including Section 162(m)) or the rules of any applicable securities exchange or national market system.  The 2007 Incentive Plan may from time to time be amended to satisfy or otherwise conform to the conditions, requirements and provisions set forth in Rule 16b-3.  Unless earlier terminated, the 2007 Incentive Plan will automatically terminate on April 1, 2017.

On March 28, 2007, the closing price of our Series A Common Stock on the New York Stock Exchange was $26.85 per share.

No compensation has been awarded under the 2007 Incentive Plan.  The amounts that will be awarded to our Chief Executive Officer and our other four most highly compensated executive officers pursuant to the 2007 Incentive Plan are not currently determinable.  The amounts that would have been awarded pursuant to the 2007 Incentive Plan if it had been in effect during 2006 would have been the same as those awarded to such officers pursuant to the 2004 Long Term Incentive Compensation Plan.  The

amounts that would have been awarded to Non-Employee Directors pursuant to the 2007 Incentive Plan if it had been in effect during 2006 would have differed in that four additional directors would qualify for equity compensation (4,000 shares of stock options and 1,000 shares of restricted stock for each director).  For further information, see “Executive Compensation— Grants of Plan-Based Awards” and “Director Compensation.”

Equity Compensation Plans

The following table is included to summarize information concerning our equity compensation plans as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	8,806,296	(1)	$23.85	4,474,174	(2)
Equity compensation plans not approved by security holders	N/A		N/A	N/A
Total	8,806,296		$23.85	4,474,174

(1)             Includes shares of Series A Common Stock to be issued upon exercise of stock options granted under the Company’s Amended and Restated 1997 Stock Option Plan and the Company’s 2004 Long Term Incentive Compensation Plan. The Company also awarded 167,000 shares of restricted stock under the 2004 Long Term Incentive Compensation Plan.

(2)             Includes 252,800 shares of Series A Common Stock available for future stock option and restricted stock grants under the Company’s 2004 Long Term Incentive Compensation Plan and 4,221,374 shares of Series A Common Stock reserved for future issuance under the Company’s Employee Stock Purchase Plan.  However, the 252,800 shares currently available under the 2004 Long Term Incentive Compensation Plan will cease to be available, and awards under that plan will cease to be made, upon shareholder approval of the 2007 Long Term Incentive Compensation Plan.

Hearst Broadcasting, which held approximately 73.6% of the outstanding voting power of our Common Stock as of the Record Date, has notified us that it intends to vote in favor of the Incentive Plan Proposal.   Hearst Broadcasting has sufficient voting power to approve the proposal, and if Hearst Broadcasting votes in favor of the proposal as it has indicated, the Incentive Plan Proposal will be approved.

Your directors recommend a vote FOR the Incentive Plan Proposal.